Exhibit 99.1

I-Mab and MorphoSys Announce First Patient Dosed in Phase 3 Clinical Trial of TJ202/MOR202

in r/r Multiple Myeloma in Mainland China

SHANGHAI, China, and ROCKVILLE, MD., and Munich, Germany, April 27, 2020 (GLOBE NEWSWIRE) — I-Mab (NASDAQ: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel or highly differentiated biologics to treat diseases with significant unmet medical needs, and MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR), today jointly announced that the first patient has been dosed in a phase 3 clinical study in mainland China to evaluate MorphoSys’ investigational human CD38 antibody TJ202/MOR202 in combination with lenalidomide plus dexamethasone in patients with relapsed or refractory multiple myeloma (r/r MM). Under a licensing agreement with MorphoSys, I-Mab has exclusive rights for development and commercialization of TJ202/MOR202 in mainland China, Taiwan, Hong Kong and Macao.

The clinical trial (NCT03952091) in mainland China is a randomized, open-label, parallel-controlled, multi-center study to evaluate the efficacy and safety of the combination of TJ202/MOR202, lenalidomide and dexamethasone versus the combination of lenalidomide and dexamethasone in patients with r/r MM who received at least one prior line of treatment. This multi-center study has already started at sites in Taiwan in April 2019 and now officially started in mainland China as part of the coordinated effort to accelerate the study.

“TJ202/MOR202 is a front-runner candidate that adequately demonstrates our fast-to-market development strategy, representing a highly differentiated clinical development approach to provide new treatment options for unmet medical needs,” said Dr. Joan Shen, CEO of I-Mab. “The phase 3 study is the second registrational trial of TJ202 as a potential second line treatment option for patients with multiple myeloma in Greater China.”

“We are delighted that our partner I-Mab has dosed the first patient in the ongoing phase 3 study for TJ202/MOR202 in mainland China, which marks an important step in the development of this compound,” commented Dr. Malte Peters, Chief Research & Development Officer of MorphoSys. “There is a high need for the treatment of patients with r/r multiple myeloma in the Greater China area and we look forward to the further development of TJ202/MOR202 by our partner I-Mab in this indication.”

In addition to the phase 3 trial, I-Mab is conducting a pivotal phase 2 study (NCT03860038) to evaluate the efficacy and safety of TJ202/MOR202 in combination with dexamethasone in subjects with r/r MM who received at least 2 prior lines of treatment.

About TJ202/MOR202

MOR202/TJ202 is an investigational human monoclonal antibody derived from MorphoSys’s HuCAL antibody technology. The antibody is directed against CD38 on the surface of multiple myeloma cells, which has been characterized as one of the most strongly and uniformly expressed antigens on the surface of malignant plasma cells. According to its suggested mode of action, the antibody recruits cells of the body’s immune system to kill the tumor through antibody-dependent cellular cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP). The antibody does not involve complement dependent cytotoxicity, or CDC, an additional immune mechanism involved in tumor cell killing. Scientific research suggests that an anti-CD38 antibody may have therapeutic potential also in other cancers as well as autoimmune diseases. Based on a licensing agreement between MorphoSys and I-Mab signed in November 2017, I-Mab owns the exclusive rights for development and commercialization of MOR202/TJ202 in mainland China, Taiwan, Hong Kong and Macao.

About I-Mab

I-Mab (NASDAQ: IMAB) is a dynamic, global biotech company exclusively focused on developing novel or highly differentiated biologics in the therapeutic areas of immuno-oncology and autoimmune diseases. I-Mab’s mission is to bring transformational medicines to patients through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC (Proof-of-Concept) and Fast-to-Market development strategies through internal R&D and global partnerships. The Company is on track to become a fully integrated end-to-end global biopharmaceutical company with cutting-edge discovery platforms, proven pre-clinical and clinical development expertise, and world-class GMP manufacturing capabilities. I-Mab has offices in China and the United States. For more information, please visit http://ir.i-mabbiopharma.com

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, 27 of which are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. MorphoSys’ most advanced proprietary product candidate, tafasitamab (MOR208), is in late-stage clinical development for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (r/r DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has over 400 employees. More information at www.morphosys.com

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCERTM are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc. XmAb® is a trademark of Xencor, Inc.

I-Mab forward looking statements

This press release includes certain disclosures which contain “forward-looking statements.” You can identify forward-looking statements because they contain words such as “anticipate” and “expected.” Forward-looking statements are based on I-Mab’s current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in filings with the U.S. Securities and Exchange Commission. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the expansion of the ongoing phase 2 and phase 3 clinical studies to evaluate MorphoSys’ investigational CD38 antibody MOR202/TJ202 in combination with lenalidomide in patients with relapsed or refractory multiple myeloma to mainland China as well as the size and scope of these studies, expectations in connection with MOR202/TJ202 and expectations regarding the further development of MOR202/TJ202 in multiple myeloma in Greater China, including the intended targeting of CD38 and the suggested mode of action, potential additional indications such as autoimmune diseases, as well as expectations regarding a potential future regulatory filing for MOR202/TJ202. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the expansion of the ongoing phase 2 and phase 3 clinical studies to evaluate MorphoSys’ investigational CD38 antibody MOR202/TJ202 in combination with lenalidomide in patients with relapsed or refractory multiple myeloma to mainland China as well as the size and scope of this studies, expectations in connection with MOR202/TJ202 and expectations regarding the further development of MOR202/TJ202 in multiple myeloma in Greater China, including the intended targeting of CD38 and the suggested mode of action, potential additional indications such as autoimmune diseases, as well as expectations regarding a potential future regulatory filing for MOR202/TJ202, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

I-Mab

Jielun Zhu, CFO

E-mail: jielun.zhu@i-mabbiopharma.com

Office line: +86 21 6057 8000

Gigi Feng, Vice President of Corporate Communications

E-mail: gigi.feng@i-mabbiopharma.com

Office line: +86 21 6057 8000

Investor Inquiries:

Burns McClellan, Inc. (Americas and Europe)

Steve Klass

E-mail: sklass@burnsmc.com

Office line: +1 212 213 0006

The Piacente Group, Inc. (Asia)

Emilie Wu

E-mail: emilie@thepiacentegroup.com

Office line: + 86 21 6039 8363

MorphoSys AG

Investor Contact:

Dr. Julia Neugebauer

Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-179

Julia.Neugebauer@morphosys.com

Media Contact:

Dr. Anca Alexandru

Associate Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26738

Anca.Alexandru@morphosys.com

Dr. Verena Kupas

Associate Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26814

Verena.Kupas@morphosys.com